Exhibit 99.11
Crescent Point Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil & Gas (unaudited)
December 31, 2017
The following disclosures have been prepared by Crescent Point Energy Corp. ("Crescent Point" or the "Company") in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" ("ASC 932") issued by the Financial Accounting Standards Board ("FASB") and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).
For the years ended December 31, 2017 and 2016, the Company filed its reserves information under National Instrument 51-101 – “Standards of Disclosure of Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. The difference between the reported numbers under the two disclosure standards can, therefore, be material.
Petroleum and Natural Gas Reserve Information
Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures. Additional future expenditures would be minor compared to the cost of drilling a new well.
Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where significant future expenditure is required.
Reserves are estimated quantities of crude oil, NGLs and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

CRESCENT POINT ENERGY CORP.	1

The changes in Crescent Point's net proved crude oil, NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2017 were as follows:

	Canada				United States				Total
Net Proved Reserves (1)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)
December 31, 2015	311,312	36,148	180,593	377,559	31,875	3,219	35,408	40,995	343,187	39,367	216,001	418,554
Revisions of previous estimates	(7,952)	1,314	24,313	(2,586)	(5,837)	(45)	3,317	(5,329)	(13,789)	1,269	27,630	(7,915)
Improved recovery	10,489	1,300	6,478	12,869	492	57	274	595	10,981	1,357	6,753	13,464
Purchases of reserves in place	7,081	314	1,020	7,565	144	125	3,163	796	7,225	439	4,183	8,361
Extensions and discoveries	6,681	440	2,090	7,470	2,112	33	950	2,304	8,794	473	3,040	9,773
Production	(37,516)	(5,189)	(28,660)	(47,481)	(3,958)	(493)	(5,366)	(5,346)	(41,474)	(5,682)	(34,027)	(52,827)
Sales of reserves in place	(1,673)	(61)	(4,791)	(2,533)	(4)	(1)	(3)	(5)	(1,677)	(62)	(4,795)	(2,539)
December 31, 2016	288,422	34,267	181,042	352,862	24,824	2,895	37,743	34,009	313,246	37,161	218,785	386,872
Revisions of previous estimates	74,694	15,637	67,964	101,658	7,266	878	15,126	10,665	81,960	16,515	83,089	112,323
Improved recovery	3,892	1,564	3,868	6,101	—	—	—	—	3,892	1,564	3,868	6,101
Purchases of reserves in place	1,104	313	886	1,565	12,088	1,528	17,662	16,559	13,191	1,841	18,548	18,124
Extensions and discoveries	9,723	1,091	3,907	11,465	5,249	296	4,895	6,361	14,972	1,387	8,802	17,826
Production	(37,982)	(5,337)	(27,252)	(47,861)	(5,648)	(640)	(7,016)	(7,458)	(43,630)	(5,978)	(34,269)	(55,319)
Sales of reserves in place	(12,129)	(97)	(1,141)	(12,416)	(532)	(81)	(707)	(731)	(12,661)	(178)	(1,847)	(13,147)
December 31, 2017	327,724	47,438	229,274	413,375	43,247	4,875	67,702	59,405	370,971	52,313	296,977	472,780

Net Proved Developed Reserves
December 31, 2015	221,133	25,994	135,553	269,718	17,191	1,759	18,103	21,968	238,324	27,753	153,655	291,686
December 31, 2016	208,214	24,905	134,032	255,457	17,003	2,298	24,586	23,399	225,217	27,203	158,618	278,856
December 31, 2017	227,769	33,732	168,407	289,569	28,414	3,398	39,170	38,340	256,183	37,130	207,577	327,909
Net Proved Undeveloped Reserves
December 31, 2015	90,180	10,155	45,040	107,841	14,684	1,460	17,305	19,028	104,863	11,614	62,345	126,869
December 31, 2016	80,208	9,362	47,010	97,405	7,822	597	13,157	10,611	88,030	9,958	60,167	108,016
December 31, 2017	99,955	13,706	60,867	123,805	14,833	1,477	28,532	21,065	114,788	15,183	89,400	144,870
(1) Numbers may not add due to rounding.
Revisions of previous estimates - 2016
In 2016, total proved reserves decreased by 43 MMboe in Canada due to the decrease in constant pricing for crude oil, natural gas and NGL constituents at December 31, 2016, compared to December 31, 2015, partially offset by positive technical revisions of 41 MMboe primarily due to additional wells and locations added to the Company’s Saskatchewan resource plays as a result of development drilling and increased GORs in the Company’s Saskatchewan Viewfield resource play, which increased natural gas and associated NGL volumes.
In addition, total proved reserves decreased by 18 MMboe in the United States due to the decrease in constant pricing for crude oil, natural gas and NGL constituents at December 31, 2016, compared to December 31, 2015, partially offset by the increase of 13 MMboe due to positive technical revisions as a result of drilling activities in the Company’s Uinta Basin resource play in Utah and North Dakota properties and increased GORs, which increased natural gas and associated NGL volumes.
Revisions of previous estimates - 2017
In 2017, total proved reserves increased by 68 MMboe in Canada and 10 MMboe in the United States due to increases in constant pricing for crude oil, natural gas and NGL constituents at December 31, 2017, compared to December 31, 2016. In Canada, positive technical revisions on natural gas of 21 MMcf and associated NGL constituents of 9 MMbbls were realized primarily due to increased recoveries from the Company's Viewfield and Flat Lake areas. Revisions of previous estimates also include reserves added through development and infill drilling, representing approximately 15 MMboe in Canada and 2 MMboe in the United States.

CRESCENT POINT ENERGY CORP.	2

Purchases of Reserves in Place
In 2016, the Company completed numerous minor property acquisitions in Canada and the United States.
Through a number of property acquisitions in 2017, the Company acquired assets within its core operating areas in North Dakota and Utah. These acquisitions were offset by various non-core dispositions in Canada, as well as the disposition of the Company's minor interests in Colorado.
Extensions and Discoveries
In 2016, the Company reported no discoveries. All changes in this category relate to reservoir extensions.
In 2017, the Company realized extensions of 6 MMboe in the United States, primarily due to the success of step out horizontal well drilling in the Uinta Basin. There were no discoveries in 2017.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves
The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 "Oil and Gas Reserve Estimation and Disclosures", and based on crude oil, NGL and natural gas reserve and production volumes estimated by Crescent Point's independent reserves evaluators, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.
Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.
The information contained in the following table should not be considered representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Crescent Point's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

Commodity Pricing	2017	2016
WTI at Cushing Oklahoma ($US/bbl)	51.30	42.65
Edmonton ($Cdn/bbl)	63.28	52.12
Exchange Rate ($US/$Cdn)	0.7681	0.7560
AECO/NIT Spot ($Cdn/MMBTU)	2.34	2.18
Henry Hub NYMEX ($US/MMBTU)	3.07	2.49
The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

December 31, 2017 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	20,515	2,648	23,163
Future production costs	(8,893)	(1,276)	(10,168)
Future development costs and asset retirement obligations (2)	(3,014)	(457)	(3,471)
Future income taxes (3)	(113)	(9)	(122)
Future net cash flows	8,496	906	9,402
Deduct: 10% annual discount factor for timing of future cash flows	(3,075)	(324)	(3,399)
Standardized measure of future net cash flows	5,420	582	6,003
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to future undrilled proved locations for which there were assigned proved undeveloped reserves.
(3) At December 31, 2017, the Company's Canadian and United States tax pools in Canadian dollars were approximately $8.7 billion and $3.3 billion, respectively.

CRESCENT POINT ENERGY CORP.	3

December 31, 2016 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	14,026	1,215	15,241
Future production costs	(6,671)	(635)	(7,305)
Future development costs and asset retirement obligations (2)	(2,316)	(233)	(2,549)
Future income taxes (3)	—	(25)	(25)
Future net cash flows	5,039	323	5,362
Deduct: 10% annual discount factor for timing of future cash flows	(1,656)	(108)	(1,764)
Standardized measure of future net cash flows	3,383	215	3,598
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to future undrilled proved locations for which there were assigned proved undeveloped reserves.
(3) At December 31, 2016, the Company's Canadian and United States tax pools in Canadian dollars were approximately $9.1 billion and $3.0 billion, respectively. There were no future income taxes for Canada as the Company's Canadian tax pools exceed the Company's Canadian before tax cash flows.
Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

December 31, 2017 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	3,383	215	3,598
Sales, net of production costs and royalties	(1,647)	(243)	(1,890)
Net change in prices and royalties related to forecast production	2,343	126	2,470
Development costs incurred during the period	1,298	384	1,682
Changes in estimated future development costs	(973)	(288)	(1,262)
Extensions, discoveries and improved recovery, net of related costs	185	11	196
Technical reserve revisions	1,141	90	1,231
Purchases of reserves in place	21	153	174
Sales of reserves in place	(164)	(7)	(171)
Accretion of discount	338	23	362
Net change in income taxes	(39)	15	(24)
All other changes	(466)	103	(363)
Balance, end of year	5,420	582	6,003
(1) Numbers may not add due to rounding.

December 31, 2016 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	4,497	277	4,774
Sales, net of production costs and royalties	(1,235)	(128)	(1,363)
Net change in prices and royalties related to forecast production	(1,064)	(95)	(1,159)
Development costs incurred during the period	967	117	1,083
Changes in estimated future development costs	(760)	11	(749)
Extensions, discoveries and improved recovery, net of related costs	195	20	215
Technical reserve revisions	(25)	(36)	(61)
Purchases of reserves in place	73	5	78
Sales of reserves in place	(24)	—	(24)
Accretion of discount	453	29	482
Net change in income taxes	33	(3)	30
All other changes	274	18	292
Balance, end of year	3,383	215	3,598
(1) Numbers may not add due to rounding.

CRESCENT POINT ENERGY CORP.	4

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2017 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	22,412	3,469	25,881
Unproved properties	1,585	720	2,305
Total capital costs	23,997	4,189	28,186
Accumulated depletion, amortization and impairment	(11,899)	(1,648)	(13,547)
Net capitalized costs	12,098	2,541	14,639

As at December 31, 2016 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	21,787	3,061	24,848
Unproved properties	1,469	611	2,080
Total capital costs	23,256	3,672	26,928
Accumulated depletion, amortization and impairment	(10,412)	(1,906)	(12,318)
Net capitalized costs	12,844	1,766	14,610
Costs Incurred in Petroleum and Natural Gas Property Acquisitions, Exploration and Development Activities

Year ended December 31, 2017 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	38	157	195
Unproved properties	5	112	117
Development costs (3)	1,298	384	1,682
Exploration costs	25	105	130
Total	1,366	759	2,124
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $291.8 million and $18.4 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.

Year ended December 31, 2016 (millions of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	156	8	164
Unproved properties	58	5	63
Development costs (1)	966	117	1,083
Exploration costs	28	28	56
Total	1,208	158	1,366
(1) Costs incurred exclude capitalized administration.

CRESCENT POINT ENERGY CORP.	5

Results of Operations From Crude Oil and Natural Gas Producing Activities

Year ended December 31, 2017 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	2,458	373	2,831
Less:
Operating expenses	685	122	807
Transportation expenses	126	8	134
Depletion, amortization and impairment	1,838	(106)	1,732
Accretion on decommissioning liability	28	2	30
Operating income (loss)	(219)	347	128
Income taxes (recovery)	(2)	—	(2)
Results of operations	(217)	347	130

Year ended December 31, 2016 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	1,971	214	2,185
Less:
Operating expenses	611	81	692
Transportation expenses	125	5	130
Depletion, amortization and impairment	2,098	113	2,211
Accretion on decommissioning liability	25	1	26
Operating income (loss)	(888)	14	(874)
Income taxes	—	—	—
Results of operations	(888)	14	(874)

CRESCENT POINT ENERGY CORP.	6